Dejour Discovery Nets 38’ Combined Pay at Woodrush

Encounters Both Halfway Oil Pool Extension and Gething Gas Pool

VANCOUVER, British Columbia, December 16, 2014 - -Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Woodrush/Hunter Project (“Woodrush”) in NE B.C.

As per the previously announced 2014 development program, Dejour has now drilled, logged and cased the first new well of the campaign. The logs indicate a net combined 38’ of productive hydrocarbon pay in the Halfway oil and Gething gas pools with quantities anticipated to be commercially productive. The drill rig is being skidded over today to the second well, targeting the Gething exclusively, expected to spud tomorrow.

This new oil well (B-100) will now be completed and tied into production in December. The Gething gas pool will remain behind pipe in this well but produced in the second well, assuming drilling success. Production rates and initial reserve quantity and value additions will be released as available.

The Company owns a 99% working interest in this well and is the Operator. The Project encompasses 23,000 gross (17,000 net) acres with 3 oil wells and 6 natural gas wells currently operating at Woodrush and 2 additional gas wells operating in the adjacent Hunter Project in Northern B.C.

"These are important discoveries to Dejour. Production from the new Halfway well will expand the geographical area of the known pool and commensurately, the associated reserve base. The addition of a fourth well into the oil pool also adds to the control integrity of waterflood management. The Gething discovery substantiates our technical team’s mapping of the gas pool over much of the leasehold. It too is expected to significantly add to the reserve base, increase the throughput of our facilities and serve to reduce per BOE of operating costs with better utilization of existing infrastructure and pipeline capacity currently in place. We are hopeful this work, combined with the results of the second well now being drilled, will lead to additional development. Finding and development costs are very attractive. Logs and production rates will be provided on a timely basis to GLJ, our reservoir engineers for inclusion in the YE 2014 numbers," states Robert Hodgkinson, CEO.

Dejour would also like to notify the market that it is still not in full compliance with the continued listing standards of the NYSE: MKT, however the Company has made reasonable demonstration of its ability to regain compliance with Section 1003(a)(iv) of the Company Guide and the listing is being continued pursuant to an extension targeting May 22, 2015 as the completion date.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,505 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations - New York
callison@dejour.com